UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13(d)1-(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Bare Escentuals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067511105

(CUSIP Number)

JH Partners, LLC

451 Jackson Street

San Francisco, California 94111

(415) 364-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 067511105

1.	Names of Reporting Persons JH Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 108,637 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 108,637 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,637 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)         Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 067511105

1.	Names of Reporting Persons JH MDB Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1 share

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 1 share

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1 share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)         Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 067511105

1.	Names of Reporting Persons JH Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,272 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 80,272 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,272 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)         Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 067511105

1.	Names of Reporting Persons JH Investment Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 179,072 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 179,072 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,072 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the initial Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2006 (the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Bare Escentuals, Inc., a Delaware corporation (the “Issuer”).  Terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.	Identity and Background

The information in Item 2 is hereby amended as follows:

(a)           This Statement is being filed by JH Partners, LLC, a Delaware limited liability company (“JHP”), JH MDB Investors, L.P., a Delaware limited partnership (“JH MDB”) and JH Capital Partners IV, LP, a California limited partnership (“JHCP IV”) and JH Investment Management, LLC, a Delaware limited liability company. (“JHIM”).  JHP, JH MDB, JHCP IV, JHIM (collectively, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

John C. Hansen is President of JHP, and Mr. Hansen and Michael J. John hold voting membership interests in JHP. James G. Williamson is the Chief Financial Officer of JHP.

The General Partner of JH MDB is JHMD Beauty, GP, LLC, and Mr. Hansen is the Manager, and Mr. Hansen and Mr. John hold the voting membership interests in JHMD Beauty, GP, LLC.

The General Partner of JHCP IV is Williamson GP, Inc.  Mr. Williamson is the President and sole director of Williamson GP, Inc.

Mr. Hansen is the Manager of JHIM, and Mr. Hansen and Mr. John hold voting membership interests in JHIM.

(b)           The address of the principal office of Mr. Williamson, Mr. Hansen and Mr. John and each Reporting Person is 451 Jackson Street, San Francisco, CA 94111.

(c)           The principal business of each of JHP, JH MDB, JHCP IV and JHIM is investment advising, making investments and managing assets. Mr. Hansen’s principal occupation is as President of JHP and Mr. John’s principal occupation is as senior partner of JHP.  Mr. Williamson’s principal occupation is as Chief Financial Officer of JHP.

Mr. Hansen and Mr. John also serve as members of the Issuer’s Board of Directors.  They were initially elected to the Board as designees of JHP and JH MDB pursuant to the Stockholders Agreement dated June 10, 2004, as amended to date.  However, upon the consummation of the initial public offering (“IPO”), the provisions in the Stockholders Agreement giving certain stockholders the right to designate directors to the Issuer’s board of directors terminated.  Mr. John is a member of Class II of Board of Directors, and his term ends at the annual meeting of stockholders to be held in 2008.  Mr. Hansen is a member of Class III of the Board of Directors, and his term ends at the annual meeting of stockholders to be held in 2009.

(d)           During the last five years, none of the Reporting Persons, Mr. John, Mr. Hansen nor Mr. Williamson has been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons, Mr. John, Mr. Hansen nor Mr. Williamson has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Hansen and Mr. John are United States citizens.  Mr. Williamson is a resident alien of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 3 is hereby amended to add the following:

JH Investment Management, LLC received 179,072 shares in a pro rata distribution from JH Investment Partners, LP to its partners for no additional consideration on November 5, 2007. JH Investment Partners, LP had received these shares in a pro rata distribution from JH MDB to its partners for no additional consideration on November 5, 2007.

Item 5.	Interest in Securities of the Issuer

The information in Item 5(a), (b) and (e) is hereby amended as follows:

(a)-(b) JHP has the sole voting and dispositive power with respect to 108,637 shares of Common Stock, approximately 0.1% of the issued and outstanding shares of Common Stock, based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

JH MDB has the sole voting and dispositive power with respect to 1 share of Common Stock, approximately 0.0% of the issued and outstanding shares of Common Stock, based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

JHCP IV has the sole voting and dispositive power with respect to 80,272 shares of Common Stock, approximately 0.1% of the issued and outstanding shares of Common Stock, based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

JHIM has the sole voting and dispositive power with respect to 179,072 shares of Common Stock, approximately 0.2% of the issued and outstanding shares of Common Stock, based on 179,072 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

(e) On November 5, 2007, JHP ceased to be the beneficial owner of more than five percent of the class of securities.

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	JH PARTNERS, LLC, a Delaware limited liability company

/s/ John C. Hansen
	Name:	John C. Hansen
	Its:	President

JH MDB INVESTORS, L.P., a Delaware limited partnership

	By:	JHMD Beauty, GP, LLC
	Its:	General Partner

/s/ John C. Hansen
	Name:	John C. Hansen
	Its:	Manager

JH CAPITAL PARTNERS IV, LP, a California limited partnership

	By:	Williamson GP, Inc.
	Its:	General Partner

/s/ James G. Williamson
	Name:	James G. Williamson
	Its:	President

JH INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company

/s/ John C. Hansen
	Name:	John C. Hansen
	Its:	Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Filed herewith).

Exhibit 2

Stockholders Agreement among the Issuer and certain investors set forth therein, dated June 10, 2004 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).

Exhibit 3

First Amendment to the Stockholders Agreement among the Issuer and certain investors set forth therein, dated December 21, 2004 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).

Exhibit 4

Second Amendment to the Stockholders Agreement among the Issuer and certain investors set forth therein, dated June 28, 2006 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).